Exhibit 99.9

NICE Advances AI-Driven Customer Experience with 2023 CXone Fall Release

New Enlighten AI innovation, Microsoft Azure availability, and Next-Gen WFM Forecasting help CXone customers increase productivity without adding complexity

Hoboken, N.J., December 20, 2023 – NICE (Nasdaq: NICE) today announced the launch of the 2023 CXone Fall Release, expanding AI and automation and increasing openness across the CXone platform. CXone is the industry’s leading interaction centric platform, enabling organizations to effectively manage all interactions - attended and unattended. As organizations look to infuse AI and automation throughout their CX operations, this release further enhances NICE’s leadership gap with unique capabilities that allow organizations to succeed and compete in the digital era.

Creating a full CX AI platform

With major enhancements to Enlighten AI Routing and Enlighten AutoSummary, CXone now offers fully automated AutoSummary capabilities that are fully native and support voice and digital interactions utilizing generative AI to automate objective summaries for every customer interaction. CXone AutoSummary combines Enlighten’s industry-specific CX AI models with LLMs to help CX organizations save time and cost and improve agent performance. Additionally, with this release, organizations can create best-in-class CX, connecting consumers with agents based on sentiment and with extreme personalization.

Expanded cloud options enhance cloud storage and implementation

With this release, NICE is delivering expanded cloud storage vendor options. In addition to the AWS storage option, CXone now has a storage option with Microsoft Azure, strengthening NICE’s integration with Microsoft, giving customers full flexibility, allowing organizations to easily integrate CXone into their CX operations on their choice of public cloud. NICE has also announced CXone applications’ unique ability to work with any ACD, on-premises or in the cloud. This new strategic capability is designed to meet the unique needs of brands transitioning to cloud-based operations, allowing organizations to seamlessly integrate their existing ACD systems with CXone applications and shift to the cloud at their own pace. With this latest offering, CXone is the industry's leading AI-fueled CX platform capable of seamlessly integrating with multiple ACDs.

Advanced Digital Interactions Management with True To Interval (TTI)

NICE continues to innovate and maintain leadership as we bring workforce engagement management (WEM) to the Digital era. NICE’s new True to Interval (TTI) enables organizations to consider the unique challenges of digital channels, revolutionizing forecasting and planning. TTI accurately forecasts and schedules among the complex demands of the digital landscape, taking into account asynchronous, periodic interactions. NICE is the leading WEM provider that offers this level of accuracy. The new CXone dashboard improves visibility and ease of use, breaking down complex data into clear and digestible business insights.

Barry Cooper, President, CX Division, NICE, said, “AI is creating a ripple effect driving organizations to create full convergence of CX assets.  As organizations adopt AI, they realize that the only way to do it is with an all-encompassing interaction centric platform.  With the new fall release, CXone is now the only platform that can serve as the foundation for any organization’s CX AI strategy”

“Every CX-oriented enterprise recognizes the need to incorporate AI in their customer and agent workflows for more personalized interactions and task completion,” said Derek Top, Research Director and Senior Analyst with Opus Research. “The latest CXone release allows them to modernize their CX infrastructure and augment their service offerings. This is one of the reasons that NICE and CXone rated highly in Opus Research’s competitive analyses.”

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.